August 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Jupiter Acquisition Corporation
Registration Statement on Form S-1
File No. 333-248411

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Jupiter Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on Thursday, August 12, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that the several underwriters expect to distribute approximately 500 copies of the preliminary prospectus, dated August 11, 2021, as of August 12, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

NOMURA SECURITIES INTERNATIONAL, INC.
as representative of the several underwriters

By:	/s/ James Chenard
Name:	James Chenard
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]